Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement on Form S-1 (File No. 333-) (the “Registration Statement”) of our report dated April 17, 2023, except for the effects of the reverse stock split and discontinued operations as described in Note 1, for which the date is August 24, 2023, and the effects of the reverse stock split as described in Note 1 for which the date is December 12, 2024, with respect to the consolidated balance sheet of Digital Brands Group, Inc. as of December 31, 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. Our report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in this Registration Statement.

/s/ dbbmckennon (Firm No. 3501)
Newport Beach, California
January 24, 2025